UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper

Altiva Management Inc.

1055b Powers Place,

Alpharetta, GA 30009

(678) 580-2769

Copies to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY, 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743187106

(1)	Names of Reporting Persons Velan Capital, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,100,000 shares of Common Stock
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,100,000 shares of Common Stock
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000 shares of Common Stock
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.0%(1)
(14)	Type of Reporting Person (See Instructions) PN

(1)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons Altiva Management Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,100,000 shares of Common Stock
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,100,000 shares of Common Stock
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000 shares of Common Stock
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.0%(1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons Balaji Venkataraman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization The United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,100,000 shares of Common Stock
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,100,000 shares of Common Stock
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000 shares of Common Stock
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.0%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons Virinder Nohria
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization The United States and the United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 110,000 shares of Common Stock(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 110,000 shares of Common Stock(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 110,000 shares of Common Stock(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%(2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Includes 60,000 shares of Common Stock held in Virinder Nohria 2014 Family Living Trust and 50,000 shares of Common Stock held in Virinder Nohria SEP IRA.
(2)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons LTE Partners, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,023,796 shares of Common Stock
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,023,796 shares of Common Stock
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,023,796 shares of Common Stock
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons LTE Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,023,796 shares of Common Stock(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,023,796 shares of Common Stock(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,023,796 shares of Common Stock(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%(2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons Melkonian Capital Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,023,796 shares of Common Stock(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,023,796 shares of Common Stock(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,023,796 shares of Common Stock(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%(2)
(14)	Type of Reporting Person (See Instructions) IA

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

(1)	Names of Reporting Persons Ryan Melkonian
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization The United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,023,796 shares of Common Stock(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,023,796 shares of Common Stock(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,023,796 shares of Common Stock(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%(2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)

Based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2018.

CUSIP No. 743187106

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.0013 per share (the “Shares”), of Progenics Pharmaceuticals, Inc. (the “Issuer”), having a principal executive office at 1 World Trade Center 47th Floor, Suite J New York, NY 10007 United States.

Item 2. Identity and Background

(a)-(c), and (f) This Schedule 13D is filed by the following Reporting Persons.

(i)

Velan Capital, L.P., a Georgia limited partnership (“Velan”), files this Schedule 13D with respect to the Shares directly and beneficially owned by it. Velan is a private investment partnership with a principal business address at 1055b Powers Place, Alpharetta, GA 30009.

(ii)

Altiva Management Inc., a Nevada corporation (“Altiva”), files this Schedule 13D as the general partner of Velan. Altiva is a private investment adviser with a principal business address at 1055b Powers Place, Alpharetta, GA 30009. The directors of Altiva are Stephanie Cooper and Yelena Epova, both United States citizens. Ms. Cooper is the President and Secretary of Altiva and Ms. Epova is the Treasurer of Altiva. Ms. Cooper and Ms. Epova are referred to herein as the “Altiva Managers.” The business address of Ms. Cooper is 1055b Powers Place, Alpharetta, GA 30009. The business address of Ms. Epova is 5 Concourse Pkwy, Suite 1000, Atlanta, GA 30328. Ms. Cooper’s principal employment is as President and Secretary of Altiva, which employment is conducted at the address for Altiva indicated above. Ms. Epova’s principal occupation is as CPA and Partner with Aprio, LLP, whose address is the same as the business address of Ms. Epova as indicated above.

(iii)

Balaji Venkataraman, a citizen of the United States, files this Schedule 13D as the sole shareholder of Altiva. Mr. Venkataraman is an investor in the specialty pharmaceutical industry. Mr. Venkataraman’s business address is 1055b Powers Place, Alpharetta, GA 30009.

(iv)

Dr. Virinder Nohria, a citizen of the United States and the United Kingdom, files this Schedule 13D with respect to the Shares directly and beneficially owned by him. Dr. Nohria serves on the boards of various pharmaceutical companies. The address of Dr. Nohria is 120 Emerald Lane, Roswell, GA 30075.

(v)

LTE Partners, LLC, a Delaware limited liability company (“LTE”), is a private investment fund, the principal business of which is to acquire, hold, dispose of and otherwise invest in securities. The principal business address of LTE is 450 West 31st Street 12th Fl., New York, NY 10001.

(vi)

LTE Management, LLC, a Delaware limited liability company (“LTE Management”), is a private company, the principal business of which is to serve as the manager of LTE. The principal business address of LTE Management is 450 West 31st Street 12th Fl., New York, NY 10001.

(vii)

Melkonian Capital Management, LLC, a Delaware limited liability company (“MCM”), is a registered investment advisor, the principal business of which is to manage investment and trading activities of private investment funds (including LTE). The principal business address of MCM is 450 West 31st Street 12th Fl., New York, NY 10001.

(viii)

Ryan Melkonian is a United States citizen with a business address at 450 West 31st Street 12th Fl., New York, NY 10001. The principal occupation of Ryan Melkonian is to serve as the Chief Investment Officer and Managing Member of MCM.

(d) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 743187106

(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Velan used approximately $23,004,647 (including brokerage commissions) in the aggregate to purchase the 5,100,000 Shares reported herein as beneficially owned by Velan. The funds used to acquire such Shares were working capital of Velan.

Dr. Nohria used approximately $511,762 (including brokerage commissions) in the aggregate to purchase 110,000 Shares reported herein as beneficially owned by Dr. Nohria. 60,000 of these Shares (with aggregate cost of $282,858) were acquired with funds from Virinder Nohria 2014 Family Living Trust, the beneficiaries of which are members of Dr. Nohria’s family. 50,000 of these Shares (with aggregate cost of $228,904) were acquired in Dr. Nohria’s SEP IRA with Dr. Nohria’s personal funds.

LTE used approximately $4,741,686 (including brokerage commissions) in the aggregate to purchase the 1,023,796 Shares reported herein as directly beneficially owned by LTE. The funds used to acquire such Shares were working capital of LTE.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer’s operational, clinical, commercial and financial performance can be significantly improved to create greater long-term value for the Issuer’s shareholders. Velan and Mr. Venkataraman, along with director nominee Deepak Sarpangal, have recently engaged in correspondence and discussions with the Issuer’s Board of Directors (the “Board”) regarding important concerns and potential changes involving the Issuer. In connection with such discussions, on March 15, 2019, in accordance with the Issuer’s By-Laws, Velan delivered to the Issuer a letter and certain related materials nominating six highly qualified director candidates (collectively, the “Nominees”), including Mr. Venkataraman, Dr. Nohria, Mr. Matthew Heck, Mr. Sarpangal, Mr. Melkonian, and Mr. Terence Cooke, to be considered for appointment or election to the Issuer’s Board. Biographical information for each of the nominees follows.

Bala Venkataraman: Mr. Venkataraman is an experienced operating executive and investor in the specialty pharmaceutical industry and is currently a Partner at Avego Healthcare Capital, LLC. Since 2013, Mr. Venkataraman has launched, financially sponsored, and successfully built four specialty pharmaceutical companies. Previously, Mr. Venkataraman was Co-Founder and Executive Chairman of Vidara Therapeutics until its sale to Horizon Pharma in September 2014. Prior to founding Vidara Therapeutics, Mr. Venkataraman was the Co-Founder and CEO of Alaven Pharmaceutical from 2003 until its sale to Meda Pharma in October 2010. Mr. Venkataraman also served as COO, CFO, and VP of Business Development, Strategic Planning and Operations at First Horizon Pharmaceutical (now Shionogi Pharma). Mr. Venkataraman holds numerous drug and formulation patents. Mr. Venkataraman holds an MS in Chemistry from Case Western University and an MBA from the Wharton School of the University of Pennsylvania.

CUSIP No. 743187106

Virinder Nohria: Dr. Nohria currently serves as Executive Chairman of the Board of Directors of multiple healthcare and pharmaceutical companies. He was previously a Director of Horizon Pharmaceuticals. Dr. Nohria co-founded Vidara Therapeutics in 2011 and most recently served as its President and Chief Medical Officer. In the past, Dr. Nohria was part of the founding team of Alaven Pharmaceutical and Alaven Consumer Health LLC and served as its Chief Medical Officer, Chief Compliance Officer and Executive Vice President from 2008 until its sale to Meda Pharma in October 2010. Additionally, Dr. Nohria worked for Eli Lilly on Zyprexa and at UCB, where he was clinical lead for submission and commercialization of Keppra in the United States. Between 2003 and 2005, he was Vice President and Chief Medical Officer of Xcel Pharmaceuticals where he led development of retigabine (ezogabine) for the treatment of epilepsy. Dr. Nohria is an experienced biotechnology entrepreneur and drug developer with a track record of success in the pharmaceutical and biotechnology sector. Dr. Nohria is a board-certified neurologist with special qualification in child neurology. His medical training was conducted at the University of Cambridge in England. His postgraduate training was completed in the United Kingdom and the United States at Duke University. He also holds a Ph.D. in Neuropharmacology and has authored many publications and book chapters.

Matthew Heck: Mr. Heck is the original founder, CEO and a member of the Board of Directors of Sentynl Therapeutics, Inc. and has 25 years of experience in the pharmaceutical industry. At Sentynl, he has been the key driver behind M&A, financing, hiring and managing a profitable operation through its sale to Zydus Cadila Healthcare Ltd. Prior to Sentynl, Mr. Heck co-founded Victory Pharmaceuticals, Inc. and served as CEO and as a member of its Board of Directors. At Victory, he was instrumental in BD&L, financing, hiring and managing profitable operations through its M&A exit. Prior to Victory, Mr. Heck served as Vice President of Sales at Biovail Pharmaceuticals, where he built and managed its U.S. commercial operations. Mr. Heck joined Biovail in 2000 through its acquisition of DJ Pharma, where Mr. Heck served on the founding management team in a variety of commercial capacities, including Vice President of Sales. Prior to DJ, Mr. Heck held a variety positions in sales management, marketing and managed care functions at Dura Pharmaceuticals (acquired by Elan). Prior to joining Dura, Mr. Heck held multiple commercial roles at Dial Corporation. Mr. Heck earned his B.A. in Marketing with honors from the University of South Carolina.

Deepak Sarpangal: Mr. Sarpangal is the Managing Member of Sarpa Holdings and has nearly 20 years of diverse business and financial services experience. Prior to founding Sarpa, he was a Partner and founding member of the investment team at Marcato Capital Management, which during his tenure was recognized as S&P Capital IQ’s Best Emerging Manager of the Year, Institutional Investor’s Emerging Hedge Fund Manager of the Year, and Absolute Return’s U.S. Equity Fund of the Year. Previously, he worked at leading multi-strategy firms, including as Principal at Capricorn Investment Group and investment professional with Farallon Capital Management. Earlier, Mr. Sarpangal was with Goldman Sachs’ Principal Investment Area in New York and London, where he evaluated and executed private equity and mezzanine investments and served as a portfolio company Board Observer. He originally joined Goldman Sachs as an analyst in the High Technology Investment Banking Group and has also worked with Temasek Holdings in Singapore. He earned a BA in Molecular and Cell Biology from the University of California, Berkeley, where he was a Regents’ Scholar, MA in Education from the Stanford Graduate School of Education, and MBA from the Stanford Graduate School of Business.

Ryan Melkonian: Mr. Melkonian is the founder and managing partner of Melkonian Capital Management. With 25 years of investment experience, Ryan is responsible for overseeing the firm’s investment portfolio (private equity, real estate and public markets) and chairs the investment committee. Ryan has been an investor in many public and private pharmaceutical companies including Alaven Pharmaceutical, Vidara Therapeutics and Sebela Pharmaceuticals. Prior to founding Melkonian Capital, Ryan spent nine years at First Long Island Investors, LLC where he was a principal and senior portfolio manager with oversight of $1 billion in assets invested across multiple asset classes. First Long Island Investors is a registered investment adviser that provides money management, investment banking and financial planning to high net worth families and institutions. From 1998 to 2000 he also was a partner at W.P. Stewart Asset Management, a leading money management firm with $12 billion in assets under management. Mr. Melkonian began his career as an analyst for Republic National Bank of New York. Ryan currently serves on the board of directors of Sebela Pharmaceuticals and Beach Bay Holdings. Mr. Melkonian is actively involved in a number of community and philanthropic organizations, including serving as the chairman of the board of Harboring Hearts Foundation as well as Cornell University ILR School’s Advisory Council. Ryan is a Chartered Financial Analyst and received a B.S. from Cornell University and an M.B.A with Honors from Columbia University.

CUSIP No. 743187106

Terence Cooke: Mr. Cooke is a Senior Managing Director of Melkonian Capital and a member of the Investment Committee. He has over 20 years of business and investment experience spanning different asset classes and sectors. Prior to Melkonian Capital, Terence was a partner at Ford Financial Fund, a private equity fund focused on investments in distressed banks. He has also invested in public equities at Tudor Investment Corporation, been an equity portfolio manager at Harvard Management Company and had sell-side equity research roles at Goldman Sachs and Sanford C. Bernstein. Terence has a B.A. in Economics from Lafayette College and an M.B.A from the Wharton School at the University of Pennsylvania.

The Reporting Persons believe that the Nominees’ qualifications, experience and skill sets make them well-suited to serve as directors of the Issuer and support improvement of the Issuer’s performance. Mr. Venkataraman and Mr. Sarpangal have aimed to engage in a constructive dialogue with the Issuer’s management team and the Board regarding opportunities to unlock value at the Issuer.

No Reporting Person nor, to the knowledge of the Reporting Persons, any Altiva Manager, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s actions, financial position, clinical and operational performance, strategic direction, the price levels of the Shares, conditions in the securities markets or general economic or industry conditions, or availability of other investment alternatives, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management or the Board of the Issuer, engaging in discussions with other stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the board structure (including board composition) or management, or suggestions for improving the Issuer’s financial and/or operational performance, or other strategies intended to enhance shareholder value, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a) The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 84,542,514 shares of Common Stock outstanding as of March 11, 2019, as disclosed in the Issuer’s annual report on form 10-K filed with the SEC for the fiscal year ended December 31, 2018.

As of the close of business on April 4, 2019, the Reporting Persons collectively beneficially owned an aggregate of 6,233,796 Shares, constituting approximately 7.4% of the Shares outstanding. Based on their intention to collectively support the Nominees and other matters advocated by Velan and Mr. Venkataraman, as described in Item 4, the Reporting Persons have formed a “group” within the meaning of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim beneficial ownership of any securities covered by Schedule 13D other than securities indicated as being beneficially owned by such Reporting Person on the applicable cover page hereto. The Reporting Persons expressly retain sole voting and investment power in respect of the Shares that the Reporting Persons beneficially own.

(b) The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference.

LTE directly beneficial owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of MCM, as the sole investment advisor to LTE, and LTE Management, as the sole

CUSIP No. 743187106

manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE. Ryan Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

(c) Schedule A hereto sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m. New York City time on April 4, 2019.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Shares, reported as beneficially owned by such persons on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of April 5, 2019 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the SEC.

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of April 5, 2019, by and among the Reporting Persons (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2019

VELAN CAPITAL, L.P.

By: Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
Name: Stephanie P. Cooper
Title: President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
Name: Stephanie P. Cooper
Title: President and Secretary

BALAJI VENKATARAMAN

/s/ Balaji Venkataraman

VIRINDER NOHRIA

/s/ Virinder Nohria

LTE PARTNERS, LLC

By: LTE Management, LLC, its Manager

By:	/s/ Ryan Melkonian
Name: Ryan Melkonian
Title: Member and Manager

LTE MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
Name: Ryan Melkonian
Title: Member and Manager

MELKONIAN CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
Name: Ryan Melkonian
Title: Managing Member

RYAN MELKONIAN

/s/ Ryan Melkonian

Schedule A – Transactions during the Past 60 Days.

All transactions as set forth below are purchases of Shares effected in the open market and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share

Velan Capital, L.P.	April 3, 2019	101,707	$5.03

Velan Capital, L.P.	April 2, 2019	404,240	$4.94

Velan Capital, L.P.	April 1, 2019	126,400	$4.77

Velan Capital, L.P.	March 29, 2019	179,404	$4.65

Velan Capital, L.P.	March 28, 2019	52,900	$4.53

Velan Capital, L.P.	March 27, 2019	520,000	$4.41

Velan Capital, L.P.	March 25, 2019	50,000	$4.35

Velan Capital, L.P.	March 22, 2019	454,300	$4.56

Velan Capital, L.P.	March 21, 2019	220,700	$4.66

Velan Capital, L.P.	March 20, 2019	376,000	$4.58

Velan Capital, L.P.	March 19, 2019	100,000	$4.72

Velan Capital, L.P.	March 18, 2019	50,000	$4.58

Velan Capital, L.P.	March 14, 2019	414,349	$4.42

Velan Capital, L.P.	March 13, 2019	111,500	$4.25

Velan Capital, L.P.	March 11, 2019	150,000	$4.13

Velan Capital, L.P.	March 8, 2019	200,000	$4.05

Velan Capital, L.P.	March 7, 2019	200,000	$4.18

Velan Capital, L.P.	March 6, 2019	238,500	$4.17

Velan Capital, L.P.	March 5, 2019	50,000	$4.43

Velan Capital, L.P.	March 4, 2019	100,000	$4.39

Velan Capital, L.P.	March 1, 2019	100,000	$4.50

Velan Capital, L.P.	February 28, 2019	200,000	$4.46

Velan Capital, L.P.	February 27, 2019	100,000	$4.46

Velan Capital, L.P.	February 26, 2019	110,000	$4.37

Velan Capital, L.P.	February 25, 2019	120,000	$4.43

Velan Capital, L.P.	February 22, 2019	10,000	$4.57

Velan Capital, L.P.	February 21, 2019	35,000	$4.66

Velan Capital, L.P.	February 20, 2019	85,000	$4.75

Velan Capital, L.P.	February 14, 2019	20,000	$4.64

Velan Capital, L.P.	February 13, 2019	20,000	$4.64

Velan Capital, L.P.	February 11, 2019	40,000	$4.59

Velan Capital, L.P.	February 8, 2019	30,000	$4.50

Velan Capital, L.P.	February 7, 2019	20,000	$4.55

Virinder Nohria	March 20, 2019	50,000	$4.58

Virinder Nohria	February 21, 2019	2,200	$4.63

Virinder Nohria	February 21, 2019	7,800	$4.64

Virinder Nohria	February 20, 2019	50,000	$4.73

LTE Partners, LLC	April 4, 2019	187,700	$4.88

LTE Partners, LLC	April 3, 2019	125,000	$5.00

LTE Partners, LLC	April 2, 2019	81,200	$4.91

LTE Partners, LLC	April 1, 2019	33,600	$4.73

LTE Partners, LLC	March 29, 2019	85,000	$4.60

LTE Partners, LLC	March 28, 2019	20,000	$4.53

LTE Partners, LLC	March 27, 2019	100,000	$4.38

LTE Partners, LLC	March 26, 2019	47,000	$4.41

LTE Partners, LLC	March 22, 2019	81,500	$4.43

LTE Partners, LLC	March 19, 2019	44,800	$4.69

LTE Partners, LLC	March 18, 2019	68,700	$4.54

LTE Partners, LLC	March 14, 2019	42,000	$4.37

LTE Partners, LLC	March 13, 2019	40,000	$4.20

LTE Partners, LLC	March 12, 2019	37,575	$4.20

LTE Partners, LLC	March 11, 2019	29,721	$4.10